KIRKLAND LAKE GOLD ANNOUNCES MANAGEMENT APPOINTMENTS

Toronto, Ontario - March 1, 2021 - Kirkland Lake Gold Ltd. ("Kirkland Lake Gold" or the "Company") (TSX:KL) (NYSE:KL) (ASX:KLA) today announced a number of management appointments, effective March 1, 2021. The appointed officers will report directly to Tony Makuch, President and CEO.

Natasha Vaz has been promoted to the role of Chief Operating Officer. Natasha joined the Company in 2019 and, most recently served as Senior Vice President Technical Services, Technology and Innovation. Natasha is a proven mining industry executive with extensive operational experience and significant knowledge of the Company's assets. She holds a Bachelor of Applied Sciences, Mineral Engineering from the University of Toronto and an Executive MBA from the Kellogg-Schulich School of Management. In her new role, she will provide leadership and management oversight for the Company's mine operations and technical support services.

Jennifer Wagner has been promoted to Executive Vice President Corporate Affairs and Sustainability. In this role, Jennifer will be responsible for Human Resources, Sustainability (including the areas of Health and Safety, Environment and Corporate Social Responsibility) and Legal. Jennifer has been with Kirkland Lake Gold since 2015 prior to the acquisition of St Andrews Goldfields Ltd. and the merger with Newmarket Gold in 2016. Most recently, she served as Senior Vice President, Corporate Affairs, Sustainability and Legal Counsel.

The Company also announced today that Jason Neal will be joining Kirkland Lake Gold as Executive Vice President. In this new role, Jason's responsibilities will include Corporate Development, Business Improvement, Capital Projects and Investor Relations. Jason most recently served as President and CEO of TMAC Resources. Prior to his role at TMAC Resources, he spent 21 years at BMO Capital Markets, including eight years as Global Co-Head of the Metals and Mining Group.

Tony Makuch, President and CEO of Kirkland Lake Gold, commented: "We have a great deal of internal talent within our company, which is reflected in the promotions being announced today for Natasha and Jennifer. They are very hard working, highly skilled executives who have been in the corporate sector for a long time and are well deserving of increased responsibilities. Jason concluded his role as President and CEO of TMAC last month with the sale of the company. Prior to three years with TMAC, Jason was a veteran investment banker focused exclusively on the metals and mining sector for the entirety of his career, working closely with sector executives on strategic and capital markets initiatives. We look forward to his contribution as part of our leadership team as we move our company forward with the aim of achieving the full value potential of our assets."

About Kirkland Lake Gold Ltd.

Kirkland Lake Gold Ltd. is a senior gold producer operating in Canada and Australia that is targeting 1,300,000 - 1,400,000 ounces of production in 2021. The production profile of the Company is anchored by three high-quality operations, including the Macassa Mine and Detour Lake Mine, both located in Northern Ontario, and the Fosterville Mine located in the state of Victoria, Australia. Kirkland Lake Gold's solid base of quality assets is complemented by district scale exploration potential, supported by a strong financial position with extensive management expertise.

For further information on Kirkland Lake Gold and to receive news releases by email, visit the website www.kl.gold.

FOR FURTHER INFORMATION PLEASE CONTACT

Anthony Makuch, President, Chief Executive Officer & Director

Phone: +1 416-840-7884

E-mail: tmakuch@kl.gold

Mark Utting, Senior Vice President, Investor Relations
Phone: +1 416-840-7884
E-mail: mutting@kl.gold